Exhibit 99.1

Dear Shareholders and Friends,

This is an exciting time for CytoSorbents Corporation (“CytoSorbents” or the “Company”) and our shareholders. As previously disclosed, we are preparing to up-list our company from the OTCBB to a national securities exchange by the end of the year. We plan to apply for listing to the NASDAQ Capital Market. You will soon be receiving a consent solicitation statement asking you to provide your written consent in favor of certain proposals that are necessary in anticipation of an up-list.

As previously disclosed, we believe there are numerous potential advantages to up-listing, including but not limited to:

•	Increased visibility – Many institutional investors cannot invest in OTCBB-listed companies that trade under $1.00 per share, due to various restrictions. Because of this, we believe the visibility of the Company is below the radar of most major institutional investors, including pension funds and fund families. With an up-listing, we believe we can better leverage positive news and press releases about the Company. Similarly, we believe that reports and recommendations made by analysts who cover our company will be more impactful, since Brean Capital, H.C Wainwright, and Merriman Capital have exclusively institutional investor distribution, while Zacks also has many institutional investor clients.
•	Improved liquidity for investors – Many investors of OTCBB-listed companies complain about the difficulty in buying and selling stock because of poor liquidity in the market. Because of this lack of liquidity, the share prices for these stocks are typically more volatile, and are subject to large swings with small trades. In addition, investors in penny stocks often find it difficult to find brokers who will accept and hold such shares. We believe up-listing will alleviate some of these concerns. For example, NASDAQ has reported that on average, trading volumes in the 3 months following an up-listing often exceed two times (2x) the trading volumes for such stock prior to up-listing.
•	Increased credibility – National exchanges, including the NASDAQ Capital Market, have very rigorous governance standards, SEC reporting, and Sarbanes-Oxley compliance requirements in order to achieve and maintain listing. We believe compliance with these standards increases the visibility of the Company and provides security for investors. Additionally, we believe an up-listed company removes any perceived stigma of being a “penny stock”.
•	Potential for lower cost of capital/less shareholder dilution – We believe when raising capital, OTCBB-listed companies pay a penalty, in terms of higher costs of capital, for poor liquidity and a relative lack of competitive buyers. We believe national exchange-listed companies have more options to raise capital at more attractive rates.
•	Eligibility for potential inclusion in the Russell 2000 – This small cap market index fund selects representative small cap companies for inclusion into the fund, which is used as a surrogate marker for the general health of the small cap sector. Inclusion can often increase demand for a company’s stock, as other funds that are based upon this index will need to buy the stock as well. While we do not believe it likely that CytoSorbents will be included in this index in the near term, we believe up-listing increases the likelihood of our inclusion in the future.

As can be seen, there are many advantages to up-listing. To do so, we have invested a great deal of time and effort into the process. Now, we ask for your consent.

With the filing of our consent solicitation statement, the Board of Directors and management are asking shareholders to consent to and approve five items. The Board of Directors and management encourage you to read the consent solicitation statement and vote in favor of the 5 listed proposals on or before December 1, 2014. To facilitate your decision making, I wanted to take the opportunity to summarize what we are looking to accomplish and why.

Why is this the right time? We have stated repeatedly that we would wait until the Company is well-positioned before up-listing. As you have seen from our recent press releases, we believe we have made a tremendous amount of operational progress, with hopefully more to come, highlighted by our trailing 12 month CytoSorb® revenues which, as of Q3 2014, is expected to be approximately $2.6 million, or more than three times what we achieved in 2013. We believe this growth was based on broad adoption and usage by physicians, and significant strength in direct, distributor, and partner sales. We will go over our operational progress in much greater detail in next week’s earnings release and conference call on November 12, 2014 at 4:15PM EST.

To that end, we are asking you to specifically consent to and approve the following 5 proposals:

1.	To authorize our Board of Directors, in its discretion, to amend our Articles of Incorporation, as amended, to effect a reverse stock split of our Common Stock, with a reverse split ratio of 25-to-one (25:1).

The goal of the reverse split is two-fold. The first is to ensure that we meet the minimum per share price requirement for listing on a national exchange. With respect to the NASDAQ Capital Markets, that requirement is at least $4.00 per share. The second is to have a manageable and reasonable number of shares, post-split. Please be aware that the ratio of the reverse split is an arbitrary number and does NOT change the value of your holdings. For example, if you have 100,000 shares at $0.25 per share before the reverse split (total value = $25,000), you would have 4,000 shares after the split at $6.25 per share (total value = $25,000).

2.	To authorize our Board of Directors, in its discretion, to amend our Articles of Incorporation, as amended, to reduce the total number of authorized shares of Common Stock from 800,000,000 to 50,000,000

A reverse stock split does not decrease the total number of authorized shares. Because of this, the Board believes it to be in the best interests of the Company to reduce the number of authorized shares to 50 million, leaving the Company with an appropriate but not excessive amount of available authorized but unissued shares if needed, to raise capital, attract key talent, and other purposes to drive growth of the Company.

3.	To authorize our Board of Directors, in its discretion, to amend our Articles of Incorporation, as amended, to reduce the total number of authorized shares of undesignated preferred stock from 100,000,000 to 5,000,000

Having the ability to issue preferred stock gives the Company flexibility in its financing efforts, but more importantly, offers the Company and shareholders a protective option in case of unwarranted takeover interest. We have no plans to issue preferred stock at this time or in the near future.

4.	To approve the form, terms and provision of the CytoSorbents Corporation 2014 Long-Term Incentive Plan; and

An update to our 2006 Long-Term Incentive Plan was needed to better conform with modern language and standard terms and accounting practices found in similar documents of other NASDAQ national listed companies. The 2006 Long-Term Incentive Plan has served us well, but since adopting the 2006 Plan, there have been a number of developments with respect to plan design and plan provisions, including governance-related best practices. Accordingly, we think it timely for us to approve a new long-term equity incentive plan to make it more consistent with current practices and our needs.

5.	To approve the change of domicile of the Company from the State of Nevada to the State of Delaware through the merger of the Company with and into CytoSorbents Corporation, a newly-organized, wholly-owned subsidiary of the Company organized under the laws of the State of Delaware.

CytoSorbents Corporation is currently a Nevada corporation. We believe most national exchange listed companies are more commonly incorporated in Delaware. Delaware incorporation is seen as more shareholder friendly than Nevada incorporation and provides companies with a deep body of case law relating to corporate disputes. In order to effect a change in incorporation, we need to do this in two steps. First, we have established CytoSorbents Corporation as a Delaware corporation and as a wholly-owned subsidiary of ours (“CytoSorbents DE”). CytoSorbents DE will merge with us and absorb us, with CytoSorbents DE being the surviving corporation. Provided that shareholders approve these 5 proposals, we believe this conversion to a Delaware corporation should be seamless and invisible to the shareholder.

Hopefully this helps to explain what we believe the value is for up-listing to a national exchange and why each of these proposals is important to approve. Please fill out your consent forms either online or on paper. If the latter, please return them in the pre-paid envelopes no later than December 1, 2014. Again, should you have questions, please feel free to reach out to Amy Vogel via email at avogel@cytosorbents.com prior to the earnings release so that we can address any shareholder questions in the earnings conference call next week.

Thank you again for your continued shareholder support.

Best,

Dr. Phillip Chan, MD, PhD

Chief Executive Officer and President

Forward Looking Statements

This letter includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions and are not historical facts and typically are identified by use of terms such as “may,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that the forward-looking statements in this letter represent management’s current judgment and expectations, but our actual results, events and performance could differ materially from those in the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, the risks discussed in our Annual Report on Form 10-K, filed with the SEC on March 31, 2014, as updated by the risks reported in our Quarterly Reports on Form 10-Q, and in the press releases and other communications to shareholders issued by us from time to time which attempt to advise interested parties of the risks and factors which may affect our business. We caution you not to place undue reliance upon any such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, other than as required under the Federal securities laws.